Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO
OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

The following table sets forth our ratio of earnings to fixed charges and our ratio of earnings to combined fixed charges and preferred stock dividends for the years ended December 31, 2004, 2005, 2006, 2007 and 2008 and the six months ended June 30, 2009.  As the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends indicate less than one-to-one coverage, we have provided the coverage deficiency amounts. Earnings are the sum of (i) net loss and (ii) fixed charges. Fixed charges are the portion of operating lease rental expense that is representative of interest.

	Year Ended December 31,					Six Months Ended June 30,
	2004	2005	2006	2007	2008	2009

Net loss	$(21,837)	$(20,137)	$(30,212)	$(39,370)	$(51,730)	$(31,957)
Interest expense on portion of rent	45	45	45	80	94	54

Earnings, as adjusted	$(21,792)	$(20,092)	$(30,167)	$(39,290)	$(51,636)	$(31,903)

Interest expense on portion of rent	45	45	45	80	94	54

Total fixed charges	$45	$45	$45	$80	$94	$54

Preferred stock dividends	—	623	—	—	—	—

Ratio of earnings to fixed charges	—	—	—	—	—	—

Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(21,837)	$(20,137)	$(30,212)	$(39,370)	$(51,730)	$(31,957)
Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	$(21,837)	$(20,760)	$(30,212)	$(39,370)	$(51,730)	$(31,957)